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                                 Exhibit (a)(9)

                                [SENT BY E-MAIL]

                FORM OF E-MAIL USED FOR CONFIRMING RECEIPT OF THE
                              LETTER OF TRANSMITTAL

This e-mail confirms our receipt of your Letter of Transmittal, which sets forth your election to exchange one or more of your outstanding options for cancellation and regrant in the Stock Option Exchange Program. This e-mail does not serve as a formal acceptance of the options designated on your Letter of Transmittal for cancellation and regrant, per the terms of the Offer to Exchange previously distributed to you and filed with the SEC. A formal notice of the acceptance/rejection of your options will be sent to you promptly after the expiration of the Offer to Exchange, which is currently scheduled to occur at 5 p.m. Eastern Daylight (New York City) Time on June 18, 2002. Your election to exchange your options may be withdrawn at any time prior to the expiration of the Offer to Exchange. Withdrawals must be submitted to Human Resources per the procedures set forth in the Offer to Exchange. Please do not respond to this e-mail. You may e-mail questions about the Offer to Exchange to stockoptionexchange@anadigics.com or call the Stock Option Exchange hotline at extension 6060 or at (908) 791-6060.



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